January 27, 2017

Via EDGAR, Federal Express and Electronic Mail

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Barbara C. Jacobs

Ivan Griswold

Re:	Veritone, Inc.
Draft	Registration Statement on Form S-1 Submitted November 14, 2016
CIK	No. 0001615165

We are writing on behalf of Veritone, Inc. (the “Company”) in response to the letter of comments from the Staff of the Securities and Exchange Commission (the “Commission”) to the Company dated December 9, 2016 (the “Comment Letter”), with respect to the Company’s Draft Registration Statement on Form S-1 (the “Draft Registration Statement”) confidentially submitted on November 14, 2016. In response to the Comment Letter, we are filing this response letter together with a confidential submission of Amendment No. 1 to the Draft Registration Statement on Form S-1 via EDGAR (such amended submission, the “Registration Statement” or “Form S-1”) and providing the Staff with a marked copy indicating the changes made to the Draft Registration Statement.

The numbered paragraphs below restate the numbered paragraphs in the Comment Letter in bold and italics, and the discussion set out below each such paragraph is the Company’s response to the Staff’s comment. Unless indicated otherwise, the page numbers referenced in the Company’s responses below refer to page numbers in the Registration Statement. Capitalized terms used in this letter but not otherwise defined herein shall have the meanings ascribed to such terms in the Registration Statement.

General

1.	You appear to be a “controlled company” under the definition of the Nasdaq Capital Market; accordingly, provide appropriate disclosure on the prospectus cover page, prospectus summary, and risk factors to the extent appropriate.

In response to the Staff’s comment, the Company notes that following the completion of the initial public offering (“IPO”), Messrs. Chad Steelberg and Ryan

Steelberg, through various related entities controlled by them, will hold more than 50% of the total voting power of the Company, therefore the Company will be deemed a “controlled company” under applicable NASDAQ rules. However, the Company notes that it does not intend to rely on the corporate governance exemptions typically afforded to “controlled companies” following the IPO under applicable SEC and NASDAQ rules, including exemptions with respect to a majority of independent directors on the board, an independent compensation committee and the nomination of directors by independent directors or by a committee consisting of independent directors. Instead, the Company intends to voluntarily comply fully with these corporate governance requirements, and as such, the Company does not believe it is necessary to include a risk factor discussing the exceptions associated with being a controlled company. Nevertheless, the Company has revised the disclosures on page 82 of the Form S-1 to discuss its voluntary compliance with applicable corporate governance requirements notwithstanding the fact that the Company will be a “controlled company” following the IPO.

Prospectus Summary, page 1

2.	You state that the worldwide revenue from the market for cognitive systems and artificial intelligence is expected to grow from approximately $8 billion in 2016 to more than $47 billion in 2020. To the extent that you refer to the size of the overall market for artificial intelligence solutions, revise to clarify that your audio and video solutions constitute a subset of this market.

The Company is not able to ascertain exactly the market size for its products and services within the overall market for cognitive systems and artificial intelligence, but the Company believes that its solutions address a subset of the overall market. As such, in response to the Staff’s comment, the Company has revised the disclosures on pages 1 and 66 of the Form S-1 to clarify that the Company’s business only addresses a subset of the overall artificial intelligence market.

The Offering, page 6

3.	You state that shares under the directed share program will be offered to, among other persons, “certain other parties related to the Company.” Revise to identify with more specificity the category of persons eligible to participate in the program. Further, we are unable to locate any disclosure of your directed share program elsewhere in your filing, such as Underwriting. Please advise.

In response to the Staff’s comment, the Company has revised the disclosures on pages 8 and 9 of the Form S-1 to clarify the category of persons eligible to participate in the directed share program (“DSP”). Furthermore, the Company has revised the disclosures in various sections of the Registration Statement to discuss the DSP, including sections under the headings “Risk Factors” on page 28; “Dilution” on page 42; “Principal Stockholders” on p. 98; “Shares Eligible for Resale” on page 107; and “Underwriting” on page 113.

Risk Factors, page 12

4.	You state that on July 14, 2014, you purchased certain intellectual property owned by Brand Affinity Technologies, Inc. We also note that on December 15, 2014, Brand Affinity Technologies, Inc. filed a petition for relief under the Bankruptcy Code. Revise to discuss any material risks associated with the transaction being subject to potential actions under creditor-protective statutes.

In response to the Staff’s comment, we note that in July 2014, the Company acquired all outstanding shares of capital stock of ROIM, Inc. and certain intellectual property from Brand Affinity Technologies, Inc. (“BAT”) (the “July 2014 Transaction”). On December 15, 2014, BAT filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code. For the reasons discussed below, the Company does not believe that there is any material risk, including any risks to the acquired intellectual property, under creditor-protective statutes arising from the July 2014 Transaction.

Upon the filing of BAT’s bankruptcy petition, all claims under creditor-protective statutes held by BAT’s creditors vested in BAT’s bankruptcy estate. On May 19, 2015, the Bankruptcy Court entered an order approving the sale of certain of BAT’s assets to the Company pursuant to the terms of an asset purchase agreement (the “BAT APA”). The BAT APA included a general release in favor of the Company and related parties that released any claims held by BAT’s bankruptcy estate arising out of, or related to, the July 2014 Transaction. The Bankruptcy Court’s order explicitly approved the foregoing release and provided that it was binding upon all of BAT’s creditors. Because the May 19, 2015 order is no longer subject to appeal, that order, and the release obtained by the Company pursuant thereto, should bar any attempt to assert any claim against the Company under any creditor-protective statute arising from the July 2014 Transaction.

On March 15, 2016, the Bankruptcy Court entered an order confirming a plan of reorganization in BAT’s bankruptcy case. Under the terms of the confirmed plan, the right to bring claims under creditor-protective statutes in relation to transactions in which BAT was engaged vested exclusively in an Examiner previously appointed by the Bankruptcy Court and a Plan Agent appointed pursuant to the plan. In addition, the plan confirmation order contained an injunction that prohibited BAT’s creditors from taking any action inconsistent with the plan, including commencing or continuing to assert any claim under creditor-protective statutes.

On December 5, 2016, the Bankruptcy Court entered an order closing BAT’s bankruptcy case and discharging the Examiner and the Plan Agent from their duties. As a result, neither the Examiner nor the Plan Agent is now capable of asserting a claim under any creditor-protective statute. It does not appear that any party would have standing to appeal that order as the only filed opposition to the motion seeking that order was withdrawn prior to the hearing of the motion.

Each of the Examiner and the Plan Agent have represented to the Bankruptcy Court that they do not believe that the July 2014 Transaction is subject to any further claim under any creditor-protective statute and, despite a prior request that they bring such a claim, the Examiner and Plan Agent declined to do so. Accordingly, even were the order closing BAT’s bankruptcy case to be reversed on appeal, or the bankruptcy case re-opened, it does not appear probable that either the Plan Agent or the Examiner would elect to bring a claim under any creditor-protective statute challenging the July 2014 Transaction.

Finally, even in the unlikely event that a successful claim against the Company could be brought pursuant to a creditor-protective statute, we believe that the most that could be recovered would be the remaining amounts owed to BAT’s creditors. Under the terms of BAT’s confirmed Chapter 11 plan of reorganization, creditors have already received a dividend of approximately 80% of the amount of their claims. As a result, the amount necessary to provide full payment to BAT’s creditors is approximately $740,000, which the Company believes is not a material amount. Accordingly, the Company does not believe that it is required to discuss any material risks to the Company arising from the bankruptcy proceeding of BAT.

5.	Include a risk factor addressing the impact of the exclusive venue provision on investors.

In response to the Staff’s comment, the Company has included a new risk factor on pages 33-34 of the Form S-1 to address the impact of the exclusive forum provision in the Company’s post-IPO certificate of incorporation.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 41

General

6.	Revise to disclose any key performance indicators of your cloud or legacy businesses, including financial measures and/or non-financial metrics, if material. Refer to Section III.B.1 of SEC Release 33-8350.

In response to the Staff’s comment, the Company has revised the disclosures in the MD&A on page 46 to discuss in more detail the key performance indicators of the Company’s business operations.

Overview, page 41

7.	Since substantially all of your revenues are currently generated from your legacy business, revise to address key challenges related to the shift from the legacy business to the cloud-based Artificial Intelligence Platform. Also, add a separately-captioned section in your Summary discuss this recent shift. Also, address the key challenges and risks related to the revenue decreases in your legacy business during the six months ended June 30, 2016. If there are any other key challenges related to your business or current strategies, revise your overview to discuss them and identify the resulting risks. Refer to Item 303(a) of Regulation S-K and Section III.A of SEC Release No. 33-8350.

In response to the Staff’s comment, the Company has revised the disclosures in the “Overview” section of MD&A on page 47 under the subsection “Launch of AI Platform Business” to discuss the challenges relating to the transition from the Company’s media agency business to the cloud-based business, and the Company has also added a separate section entitled “Development of AI Platform Business” on page 4 in the Summary section to discuss the same. Furthermore, the Company has updated and enhanced disclosures on page 47 of MD&A to provide a more detailed discussion of the risks and challenges relating to the declining revenue in the media agency business and the current business strategies.

Quarterly Trends, page 56

8.	You state that quarterly results fluctuated during the periods presented primarily due to the seasonality of the advertising business, yet you do not appear to identify or discuss the underlying seasonal trends. Please revise.

In response to the Staff’s comment, the Company has revised the disclosure on page 61 in MD&A to discuss in more detail the underlying seasonal trends, including the impact of the commencement of the professional football season during the third calendar quarter on the Company’s advertising business, as well as additional details relating to the loss of a major customer in August 2015. See additional disclosure in this regard on page 47 of MD&A.

Liquidity and Capital Resources, page 56

9.	Your discussion of cash flows from operating activities appears to be a recitation of the changes in line items and other information evident from your financial statements. Please revise your disclosures to focus on the primary drivers of and other material factors necessary to an understanding of your underlying cash flows and the indicative value of historical cash flows. In this regard, we note significant fluctuations of your accounts receivable, unbilled revenue, accounts payable, customer advances, and deferred revenue balances. It may be appropriate to separately quantify the impacts from the transaction volume changes, the timing and amounts of cash receipts from customers for revenue sharing agreements, days sales outstanding, and the timing and amounts of cash payments to vendors, etc. Your discussion should focus on the underlying reasons for the changes as well as their reasonably likely impact on future cash flows. See Instruction 4 to Item 303 of Regulation S-K and Section IV.B of SEC Release No. 338350.

In response to the Staff’s comment, the Company has revised the disclosures in the “Overview” section of MD&A on pages 62, 63 and 64 to discuss the primary drivers and material factors for the Company’s cash flow during the periods presented, i.e., the nine months ended September 30, 2016.

Management

Audit Committee, page 76

10.	Your disclosures on page 90 indicate that Mr. Oates indirectly owns an interest in BV16, LLC, an entity that appears to be also owned by your founders. Please explain to us how you concluded that Mr. Oates is independent for purposes of Exchange Act Rule 10A-3(b)(1). Further, to the extent that Messrs. Steelberg or Oates are managers or directors of BV16, LLC, disclose this information in their professional biographies.

Rule 10A-3(b)(1) of the Exchange Act Rule precludes a person from being an independent director for purpose of the audit committee if either (i) he or she accepts, directly or indirectly, consulting, advisory or other compensatory fees from the Company (other than compensation for service on the Board of Directors or a Board committee), or (ii) he or she is an “affiliate” of the Company or any of its subsidiaries. “Affiliate” is defined as a person who, directly or indirectly, controls, is controlled by, or is under common control with, the company. While a person may be considered an affiliate of the Company by virtue of his or her stock ownership, there is a safe harbor for a person who holds 10% or less of the Company’s stock. If a person’s stock ownership exceeds 10%, all relevant facts and circumstances need to be examined by the Board to determine whether that ownership results in affiliate status and would therefore preclude such individual from serving on the audit committee.

In this case, Mr. Oates does not and will not receive any consulting, advisory and compensatory fees other than the fees to be paid for his services on the Board of the Company. Therefore, the only question is whether Mr. Oates is an “affiliate” of the Company under Rule 10A-3(b)(1). We note that Mr. Oates’ only interest in BV16, LLC (“BV16”) is that he has approximately 5.4% of limited membership interest. This limited equity interest does not provide him with any control over the management or policy making functions of BV16, and Mr. Oates is not a manager of director of BV16. He also does not possess any power to vote or dispose of any securities held by BV16, including 1,603,059 shares of Class A common stock of the Company held by BV16 (the “BV16 Shares”). We also note that BV16 was initially created by Chad and Ryan Steelberg for the sole purpose of holding the BV16 Shares. In March 2016, the Company initially issued the BV16 Shares to NCI Investments, LLC (“NCI”), an entity that is controlled and beneficially owned by Chad and Ryan Steelberg, as payment for services previously rendered by them. NCI subsequently transferred all such shares to BV16, an entity that is owned and controlled by NCI. Accordingly, Chad and Ryan Steelberg are the indirect controlling stockholders of BV16 and are deemed to have voting and dispositive power over the BV16 Shares. Consequently, Mr. Oates does not beneficially own any BV16 Shares.

Mr. Oates is the founder and managing director of RimLight, LLC, which is an investor of the Company and beneficially owns 46,325 shares of Series B Preferred Stock of the Company (the “RimLight Shares”). Accordingly, Mr. Oates is deemed to beneficially own the RimLight Shares. However, because Mr. Oates is not deemed to beneficially own the BV16 Shares, and his only ownership in the Company consists of the RimLight Shares and his option to purchase 35,000 shares Class A of common stock, the total percentage of his equity ownership interest is less than 1% of the outstanding voting power of the Company. Given that his equity ownership percentage is well below the 10% threshold under the safe harbor, Mr. Oates should not be deemed an “affiliate” under Rule 10A-3(b)(1) and thus is not precluded from serving on the audit committee of the Board of Directors of the Company.

In addition, the Company does not believe it is appropriate to include BV16 in the biographies of Chad and Ryan Steelberg because BV16 does not have significant business operations and is merely a passive investment vehicle, and their ownership interest in BV16 does not represent an important experience or skill possessed by an executive officer or director. Similarly, the Company does not believe it is appropriate to mention BV16 in Mr. Oates’s biography given that he only has a limited and minority membership interest in BV16.

Certain Relationships and Related Party Transactions, page 85

11.	Your disclosure on page 42 states that the acquisition of ROIM, Inc. involved an assumption of debt payable to Newport Coast Investments, LLC and the acquisition of certain intellectual property from Brand Affinity Technology, Inc. Newport Coast Investments and Brand Affinity Technology were both affiliated or owned by your founders. Similarly, your disclosure on page F-15 states that NextMedium, another recent acquisition, was beneficially owned by your founders. Revise your disclosure to describe these transactions or tell us why you believe that such transactions are not required to be disclosed in this section. Refer to Item 404(c) and (d)(1) of Regulation SK.

In response to the Staff’s comment, the Company has updated the disclosure on pages 93, 94 and 95 of the Form S-1 to include new sections discussing the transactions involving ROIM, BAT, NM and other related parties.

12.	Revise to disclose the name of the entity affiliated with your founders. Refer to paragraph (d)(1) of Item 404 of Regulation S-K.

In response to the Staff’s comment, the Company has updated the disclosures on pages 93 and 94 of the Form S-1 to identify and name the entities affiliated with Chad and Ryan Steelberg.

13.	You state that the Company has agreed to indemnify a stockholder for any losses, damages and costs associated with certain matters related to the BAT bankruptcy. Revise to clarify the key terms of the indemnification.

In response to the Staff’s comment, the Company has updated the disclosures on page 95 of the Form S-1 to discuss the key terms of the indemnification provided by the Company in its agreement with the stockholder. In addition, the Company has filed a copy of such agreement as Exhibit 10.21 (Confidential Settlement and Indemnification Agreement) to the Form S-1. Substantially all of the stockholders of the Company have already signed a consent releasing the Company from any liability related to those matters. In addition, as discussed in the response to Comment #4 above, the BAT bankruptcy proceeding was concluded in December 2016, and the Bankruptcy Court entered an order closing BAT’s bankruptcy case, making it extremely difficult for anyone to assert future claims under the creditor-protective statutes. As a result, the Company believes that the possibility of any stockholder invoking the indemnification rights under the Confidential Settlement and Indemnification Agreement is remote.

14.	Your disclosure on pages 44 and F-19 states that during 2015 you entered into a share buy-back agreement with Brand Affinity Technologies. Revise to disclose this transaction or tell us why disclosure is not required.

In response to the Staff’s comment, the Company notes that in response to Comment #11 above, the Company has updated the disclosures on page 92 of the Form S-1 to include a discussion of the BAT APA, pursuant to which the Company repurchased the Company’s capital stock held by BAT. In addition, the Company has filed a copy of the BAT APA as Exhibit 10.18 to the Form S-1. The Company further notes that following the completion of the BAT bankruptcy proceeding in December 2016, neither Chad nor Ryan Steelberg was an officer, director, stockholder of or otherwise affiliated with BAT. Therefore, any future transactions between BAT and the Company should not be deemed a related party transaction required to be disclosed under Regulation S-K 404.

Principal Stockholders, page 89

15.	Footnotes 1, 2, 5 and 7 contain disclaimers of beneficial ownership. Beneficial ownership disclosure in this table is based on voting and/or dispositive power. See Instruction 2 to Item 403 of Regulation S-K and Exchange Act Rule 13d-3. To the extent that you retain these disclaimers, please provide us with a legal analysis supporting your belief that beneficial ownership disclaimers are proper outside of filings on Schedules 13D and 13G, and disclose who has voting and/or investment power over the disclaimed shares.

In response to the Staff’s comment, the Company has removed the disclaimers in footnotes 1, 2 and 7 on page 99. In addition, the Company has revised the disclosures in footnotes 1, 2 and 7 to discuss in detail the ownership structure of NCI, BV16 and their relationships with Chad and Ryan Steelberg, as discussed in the response to Comment #10 above.

With respect to footnote 5 on page 99, we note that Mr. Oates retains only approximately 5.4% of limited membership interest in BV16, which is controlled and beneficially owned by Chad and Ryan Steelberg. Mr. Oates does not possess any power to vote or dispose of any securities held by BV16, including any Class A common stock of the Company. As such, Mr. Oates is not deemed to have beneficial ownership of 1,603,059 shares of Class A common stock held by BV16. In addition, the Company has revised the disclaimer in footnote 5 to remove the reference to “pecuniary interest” (which is not relevant under Rule 13d-4), and replace it with the appropriate disclaimer as provided pursuant to Rule 13d-4 of the Exchange Act.

Description of Capital Stock Voting

Rights, page 92

16.	You state that holder of shares of our Class A common stock and Class B common stock vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by law. To make it clear to investors when they are entitled to vote, describe all instances or events where such votes will be required rather than referring to instances where votes will be “required by law.”

In response to the Staff’s comment, the Company has revised the disclosures on page 101 of the Form S-1 to discuss the circumstances under which separate votes by Class A common stockholders and Class B common stockholders may be required under Delaware law.

Independent Auditors’ Report, page F-2

17.	Revise to title the report as “Report of Independent Registered Public Accounting Firm”.

In response to the Staff’s comment, the title of the auditor’s report was revised as follows: “Report of Independent Registered Public Accounting Firm.”

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-10

18.	Please address the following for your media advertising revenue:

•	Revise your disclosure to specify when you consider the earnings process is completed;

In response to the Staff’s comment, the Company has revised the disclosures under the heading “Media Agency Revenue” in Note 2 on pages F-10-11 to specify the timing of the earnings process.

•	Describe the criteria for recognizing your unbilled revenue and explain why the balance almost matches your revenue recognized for the six months ending June 30, 2016;

In response to the Staff’s comment, the Company has revised the disclosures under the sub-heading “Media Agency Revenue” in Note 2 commencing on page F-11 to discuss the criteria for recognizing unbilled revenue. The Company notes that unbilled revenue represents the gross amount that will be billed to customers. The Company’s net revenue is the difference between gross billing to customers and the cost of media that the Company pays to the media providers. It was a coincidence that the unbilled revenue amount for the six month ended June 30, 2016 was similar to the amount of net revenue during the same period. The Company notes that the amount of unbilled revenue declined during the nine months ended September 30, 2016, and such amount is significantly different from the revenue recognized for the nine months ended September 30, 2016.

•	Tell us whether you have any minimum impression guarantees or other types of minimum guarantees in your contracts with your customers and how such guarantees, if applicable, affect your timing of revenue recognition; and

In response to the Staff’s comment, the Company notes that it does not guarantee the performance of media providers or the results of the advertisers.

•	To the extent material, disclose whether you provide any incentives to your customers and/or receive any incentives from your vendors as well as how you account for such incentives in your revenue and cost of revenue. We refer you to ASC 605-50-25.

In response to the Staff’s comment, the Company notes that it does not provide incentives to its customers nor receive incentives from its vendors. Accordingly, the Company does not believe any additional disclosures are required.

19.	Please revise to disclose your accounting policy selected for your advertising costs from the two alternatives in ASC 720-35-5-1 and the total amount charged to advertising expense for each income statement presented.

In response to the Staff’s comment, the Company advises that the amount of advertising expense for each income statement presented was not material. The amount of advertising expenses was $69,000.00 for the year ended December 31, 2015, and $80,000.00 for the nine months ended September 30, 2016. Because such amounts are not material, the Company does not believe it is necessary to revise the disclosure in the Form S-1 to disclose the accounting policy and the amounts. The Company will provide additional disclosures in the future in the event that advertising expenses increase to a level that is material to the Company.

Note 3. Acquisitions, page F-15

20.	We note you acquired Veritone Media, Inc. and Veritone, LLC in July 2014 through a series of transactions between entities under common control, which were accounted for in a manner akin to a pooling of interest. Tell us how you considered retrospectively applying the consummation of these transactions to your historical financial statements as if the acquisitions had occurred at the beginning of 2014. We refer you to ASC 250-10-50-6 and the Master Glossary for the definition of “change in reporting entity”. Also we refer you to ASC 805-50-05-5.

In response to the Staff’s comment, we note that pursuant to Section 71003 of the Fixing America’s Surface Transportation Act, or commonly known as the FAST Act, the Company will omit the financial statements and related financial disclosures for the fiscal year ended December 31, 2014, in the Registration Statement. Pursuant to the accommodation afforded under the FAST Act, the Company will amend the Registration Statement to provide audited financial statements and related disclosures for the fiscal year ended December 31, 2016, prior to the distribution of a preliminary prospectus. In addition, based on our telephone conference with the Staff on or around January 4, 2017, the Staff agreed to our approach to omit the 2014 financial statements in this Confidential Submission of the amended Registration Statement of Amendment No. 1 to the Form S-1. Given that no financial statements or related disclosures for fiscal year 2014 will be included, we believe that this comment is no longer applicable.

21.	We note on page F-16 that the same group of stockholders held more than 50% of the voting ownership interest of each entity involved in the RAC Merger and the NM Transfer. Please tell us whether any single person or entity owned the majority of voting interests of Veritone, Inc., RAC, BAT, and NM, respectively. Expand your disclosure to identify the owners and the percentage ownership in terms of economics and voting interests in each entity involved in the RAC Merger and NM Transfer before the transactions and in the resulting combined entities. Please identify and disclose any common ownership in these entities or related parties and the nature of the relationship.

Please be advised that Newport Coast Investments, LLC (“Newport”) is beneficially owned by Chad and Ryan Steelberg. In response to the Staff’s comment, the Company has expanded the disclosures on page F-16 of the Form S-1 to identify the owners, the percentage of ownership and voting interest of the various related party entities, as well as to provide a summary of the nature of the relationships.

Note 5. Stockholders’ Equity

(Deficit) Preferred Stock, page F-17

22.	We note the redemption rights held by the holders of your Series A and Series B preferred shares on pages A-17 and A-18 of your Amended and Restated Certificate of Incorporation included in Exhibit 3.1. Please address the following:

•	Tell us how you considered presenting your Series A and Series B preferred shares outside your permanent equity. Disclose any redemption rights. We refer you to ASC 480-10-S99;

In response to the Staff’s comment, the Company notes that it has moved the preferred stock to the ‘mezzanine’ section of the balance sheet to properly account for the contingent redemption rights of the preferred stock. This approach is consistent with the accounting guidance found in ASC 480-10-S99. The Company determined that its past presentation method did not consider the redemption rights granted to the preferred stockholders. Accordingly, the Company has revised the disclosure in Note 5 commencing on page F-18 to describe the features of the preferred stock, including the redemption rights.

•	Tell us how you initially measured your Class A and Class B preferred shares and how you considered recording the subsequent changes in the redemption value. We refer you to paragraphs 12 to 17 of ASC 480-10-S99-3A;

In response to the Staff’s comment, the Company notes that the Series B preferred stock was recorded at the amount of the cash received at the date such shares were issued, with an offset for stock issuance costs. In the Company’s restated financial statements, the value of the Series B preferred stock has been increased each period by the liquidation preference and by the amortization of the stock issuance costs over a five-year life, at which point the Series B preferred stock holders have the right of redemption.

The Series A-1 preferred stock was issued to the holders of RAC’s common stock. RAC was under common control with the Company, and RAC had a net book value accumulated deficit. Following the guidance of ASC 805-50, the assets and liabilities of RAC were recorded by the Company at their historical basis, and the Series A-1 preferred stock and common stock issued to the RAC stockholders were assigned no value at the merger date. The Company recorded a debit to its retained earnings to complete the accounting for the RAC merger. In the Company’s restated financial statements, the Series A-1 preferred stock balance has been increased at the end of each period to reflect the increased liquidation preference and the amortization of the discount recorded at the RAC merger date associated with the RAC accumulated deficit on that date.

The Series A preferred stock along with shares of the Company’s common stock were issued to the holders of common stock of NextMedium, LLC (“NM”) in exchange for NM’s net assets. NM was under common control with the Company, and NM had a net book value of $1.5 million. Following the guidance of ASC 805-50, the assets and liabilities of RAC were recorded by the Company at their historical basis, and the Series A preferred stock and common stock issued to the NM stockholders was assigned values at the merger date based on the relative fair value of the preferred stock and common stock issued. The fair value attributed to the Series A preferred stock was less than its original issue price of $1.764706 per share. The Series A preferred stock balance has been increased at the end of each period to reflect the increased liquidation preference and by the amortization of the discount to the original issue price over a five year life.

•	Tell us how you accounted for the beneficiary conversion features for your preferred shares. In this regard, we note in Section 3(a)(iv) on page A-6 of your Amended and Restated Certificate of Incorporation included in Exhibit 3.1 that the conversion will include the accrued liquidation preference compounding at 8% per annum. We refer you to ASC 470-20 including paragraphs 30-17 and 30-18;

In response to the Staff’s comment, the Company notes that the Series A and Series A-1 preferred stock were issued at values less than their conversion price per share of $1.764706 and $1.764706, respectively, as a result of following the guidance of ASC 805-50. The Company recorded the Series A preferred stock and Series A-1 preferred stock at a discount to their stated value because the carrying value of the net assets exchanged for the Series A and Series A-1 preferred stock was below the original conversion price of these preferred shares. The Company will accrete the preferred stock discount from the commitment date until the first redemption date. The Company considered the guidance under ASC 470-20 but notes the accounting standard under ASC 805-50 should be followed as the Series A preferred stock and Series A-1 preferred stock were issued in conjunction with the common control NM and RAC mergers and were not issued for cash or exchange of any services.

The Company notes the Series B preferred stock was issued in exchange for cash of $4.85 per share, which was the same price as its conversion price at the commitment date, and concluded that the conversion feature did not have any intrinsic value. The Company reviewed ASC 470-20 to evaluate if the Series B preferred stock contained a beneficial conversion feature. ASC 470-20-15-5 states that the cash conversion subsections do not apply to a convertible preferred share that is classified in equity or temporary equity. Since the Series B preferred stock is classified as temporary equity, the cash conversion subsections of ASC 470-20 do not apply. Also, the Company evaluated whether the Series B preferred stock has beneficial conversion features since the instrument meets the criteria for evaluation under ASC 470-20-25-4. The Company reviewed the original issuance, noting that the issuance was not beneficial since the market price on the issuance date was the same as the conversion price for the Series B preferred stock. As such, the Company concluded that the Series B preferred stock did not contain a beneficial conversion feature and no accounting entry or additional financial statement disclosure was required.

•	Tell us how you considered the changes in the redemption values of your preferred stock in calculation of loss per share. We refer you to paragraph 20 of ASC 480-10S99-3A; and

In response to the Staff’s comment, the Company notes that it has revised the disclosures on page F-14 to present the net loss attributable to common stockholders for the purpose of computing the loss per share for holders of our common stock. The charges to preferred stock for liquidation preferences and the amortization of various discounts linked to the three series of preferred stock are treated as deemed dividend and are added to our net loss to compute the net loss applicable to common stockholders.

•	Revise to provide the disclosures as required by paragraph 24 of ASC 480-10-S99-3A.

In response to the Staff’s comment, the Company notes that it has revised the disclosures in the updated financial statements to provide the disclosures listed in paragraph 24 of ASC 480-10-S99-3A. In Note 5 to the financial statement commencing on page F-18 under “Redeemable Preferred Stock”, the Company discloses the accounting method used to increase the carrying and redemption amounts of each series of preferred stock. Also, the Company presents the components of the deemed dividends by showing the reconciliation between net loss and net loss to common stockholders. The other disclosures called for in paragraph 24 of ASC 480-10-S99-3A are not applicable to the Company.

23.	We note on page F-16 that you accounted for the issuance of common and preferred stock using the relative fair value of each instrument on July 15, 2014. We also note on page 43 that the term of your Series A-1 preferred stock and Series A preferred stock were substantially identical. Please address the following:

•	Tell us why the carrying value of your Series A-1 preferred stock was zero at the end of each presented period as noted on the consolidated balance sheets on page F-4; and

In response to the Staff’s comment, the Company notes that it has responded to this comment by the revised disclosures added in response to the Staff’s Comment #22, the second bullet point, regarding the revised presentation of the preferred stock and related redemption rights.

•	Tell us whether your Class A-1 preferred stock had the same conversion and/or redemption features as your Class A and Class B preferred stock. If this is the case, tell us how you considered the beneficial conversion feature, the changes in redemption value, and the impact on calculation of your loss per share. We refer you to the guidance in determining the effective conversion price in ASC 470-20-30-5 and ASC 480-10-S99.

In response to the Staff’s comment, the Company notes that it has responded to this comment by the revised disclosures added in response to the Staff’s Comment #22 above.

Stock Options, page F-22

24.	Please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock. In addition, please reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO offering range. Describe how you estimated the fair value of your underlying shares of common stock and explain why this estimated fair value has not changed during the reporting periods. Tell us how your valuations took into account the loss of two significant customers and the shift in your business model.

In response to the Staff’s comment, the Company notes that it initiated discussions with the underwriters regarding the IPO in late August 2016 as a result of the Company’s obligation in the Acacia Investment Agreement to use its commercially reasonable best efforts to complete an IPO as soon as practicable after the closing of the initial Acacia investment in August 2016. The organizational meeting for the IPO was not held until September 16, 2016. Since the engagement of the underwriters, the Company has not received a preliminary indication of the proposed IPO price range and the valuation of the Company. The underwriters are planning to conduct test-the-waters meetings in the next few weeks and will provide the Staff with the pricing range as soon as it is available. While the estimated price range is not currently available, the Company advises the Company previously conducted three valuations by independent valuation firms, which were used to assist the Company’s Board of Directors in establishing the fair market value of the

Company’s Class A common stock from time to time. The last independent valuation of the Company’s Class A common stock was completed in October 2016, which reflected the fair market value of the Company’s Class A common stock to be $4.50 per share, which valuation firm took into consideration of both the Acacia transaction in August 2016 and the planned IPO. We will provide the Staff with updated information regarding this inquiry as soon as the estimated price range information has been determined.

25.	Please revise your future filing to include all your share-based compensations in your table summarizing the total expenses associated with share-based awards. For example, you should include the compensation expense you recorded for the issuance of 1,603,059 shares of common stock in consideration for the executives’ services as noted on page F-17.

In response to the Staff’s comment, the Company has revised the table that presents total stock based compensation expense on page F-22 by removing the cost of that stock awarded to our executives of $1,442,753 (1,603,059 shares valued at $0.90 per share) from the “Stock Options” category and added a third category of “Common Stock”.

Note 7. Related Party Transactions, page F-23

26.	We note on pages 85 and 87 you issued common stock to an entity beneficially owned by your executives in March 2016 and you reimbursed the costs of healthcare plans for these two executives. Please tell us how you considered disclosing these transactions in the footnote to your financial statements pursuant to ASC 850-10-50-1. We also note you referred to Note 3 of your financial statements but the transactions described therein are not included in Certain Relationships and Related Party Transactions on pages 85 to 88. Please advise.

In response to the Staff’s comment, the Company has revised the disclosures in Note 7 of the Company’s Financial Statements on page F-25 to discuss the reimbursement of the cost of healthcare plans for Chad and Ryan Steelberg. In addition, the Company notes in response to Comment #11 above that it has updated the disclosures under “Certain Relationships and Related Party Transactions” commencing on page 93 to discuss the acquisition of ROIM, BAT and other related party transactions disclosed in Note 3 of the Financial Statements.

27.	We note on page 44 the stock repurchase from BAT in April 2015. We also note on page F-15 that you indicate BAT is an affiliated entity. Please tell us whether you consider BAT as a related party under ASC 850. Tell us what the estimated fair values were for your Class A common shares and Series A-1 preferred shares, respectively, at the time of repurchase. Please explain the economic reason for BAT accepting a repurchase price lower than the then fair value of the shares.

In response to the Staff’s comment, the Company notes that the Company considered BAT to be a related party prior to December 5, 2016, because prior to such date, Chad and Ryan Steelberg were stockholders of BAT. As discussed in Comment #4 above, on December 5, 2016, the Bankruptcy Court entered an order closing BAT’s bankruptcy case, and at which time in accordance with the confirmed Chapter 11 Plan, all equity securities of BAT were cancelled. As a result, Chad and Ryan Steelberg were no longer stockholders of BAT, and accordingly, BAT was no longer considered a related party as of such date.

The estimated fair value of the Class A common shares and Series A-1 preferred shares (collectively, the “Repurchased Shares”) that were repurchased by the Company pursuant to the BAT APA was approximately $[0.90] and $[1.76] per share, respectively. We note that the final sales price of the Repurchased Shares were determined based on various factors, but the primary factor was that the repurchase was made in connection with the asset sales of BAT in a Chapter 11 bankruptcy proceeding supervised by a court appointed examiner and approved by the Bankruptcy Court. An investment banker was retained in connection with that sale and more than 625 potential buyers were solicited. Multiple parties entered into non-disclosure agreements with respect to the BAT asset sale. Such sale ultimately involved an auction of BAT’s assets and resulted in several rounds of bidding for the Repurchased Shares. The competing bids yielded the final sales price, which sales procedure and final sale price was approved by the Bankruptcy Court. Furthermore, the Company received valuation reports from an independent valuation firm as of July 31, 2014 and December 31, 2015, in which the Class A common stock was valued at $0.90 and $.85 per share, respectively. Since such reports, the Company has experienced difficulties in its business operations in early 2015, including the loss of a major customer, significant declines in adverting placed by another key customer and considerable cash constraints prior to the Acacia funding in August 2016, all of which would have a had negative impact on the valuation of the Company’s common stock. After the consideration of all of these factors, the Company believes that the price accepted by BAT for the Shares was reasonable, particularly given that the sale and the valuation of the shares were approved by the Bankruptcy Court.

Note 8. Commitments and Contingencies, page F-24

28.	We note on page 72 that you have received notices and/or claims from third parties asserting, among other things, infringement of their intellectual property rights. Tell us how you evaluated any related contingent loss disclosures related to this matter considering the guidance in ASC 450-20-50.

In response to the Staff’s comment, we note that the Company has not received any third party notices of potential legal claims, including intellectual property infringement actions, that had a material impact on the Company. Since inception, the Company has been involved only in legal disputes in the ordinary course of business, and these disputes did not have any material impact on the Company’s business operations. Accordingly, the Company has revised the disclosure under the heading “Legal Proceeding” on page 77 of the Form S-1 to remove references to notices of claims and to clarify that the Company is not a party to any material pending legal proceeding, as required by Regulation S-K 103. Similarly, the Company does not believe that any legal disputes it had in the ordinary course of business require any contingent loss disclosure under ASC 450-20-50.

Other

29.	Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.

In response to the Staff’s comment, the Company notes that it will provide the Staff supplementally with copies of all test-the-water materials used in the offering. The Company advises the Staff that as of the date of this response letter, no such materials have been used or presented to potential investors. The Company expects that any of the test-the-water materials are used, copies of such materials will not be retained by the investors.

Should you the Staff have any further questions or comments regarding this submittal, please contact the undersigned at (949) 399-7130.

Sincerly,

MORGAN, LEWIS & BOCKIUS LLP

/s/ Ellen S. Bancroft

Ellen S. Bancroft, Partner

CC:	Chad Steelberg, Chief Executive Officer

Peter F. Collins, Chief Financial Officer

Jeffrey B. Coyne, Executive Vice President & General Counsel

Veritone, Inc.

Ryan C. Wilkins, Esq.

Stradling, Yocca, Carlson & Rauth, P.C.